As filed with the Securities and Exchange Commission on June 22, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

E*TRADE Financial Corporation
(Name of Applicant)

135 East 57th Street
New York, New York 10022
 (Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Class A Senior Convertible Debentures due 2019 Class B Senior Convertible Debentures due 2019	Up to $1,745,515,000 aggregate principal amount Up to $1,745,515,000 aggregate principal amount

Approximate date of proposed public offering:
June 22, 2009

Name and address of agent for service:
Karl A. Roessner
General Counsel and Corporate Secretary
E*TRADE Financial Corporation
135 East 57th Street
New York, New York 10022
(212) 583-0604

With copies to:
Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
(650) 752-2022

i

GENERAL

1.     General Information

(a)          Form of organization: E*TRADE Financial Corporation (the “Company” or “Applicant”), a Delaware corporation.

(b)          State or other sovereign power under the laws of which organized: See the information provided in response to Section 1(a).

2.     Securities Act Exemption Applicable

Pursuant to the terms and subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement, dated June 22, 2009 (the “Offering Memorandum”), and the accompanying Letter of Transmittal and Consent, dated June 22, 2009, and Notice of Guaranteed Delivery, dated June 22, 2009, the Company intends to exchange (the “Exchange Offer”): (i) any and all of its 8% Senior Notes due 2011 (CUSIP No. 269246 AF1) (the “2011 Notes”) and (ii) up to $310 million aggregate principal amount of its outstanding 12.5% Springing Lien Notes due 2017 (CUSIP Nos. 269246 AS3, 269246 AT1 and 269246 AV6) (the “2017 Notes”) held by Holders other than Citadel Equity Fund Ltd. and its affiliates (“Citadel”) and up to $1 billion aggregate principal amount of such notes held by Citadel for the exchange consideration described below.  The 2011 Notes and the 2017 Notes are referred to collectively as the “Notes” and persons or entities in whose name the Notes are registered as “Holders.”

In exchange for each $1,000 principal amount of Notes that is properly tendered and accepted, Holders will receive $1,000 principal amount of either Class A Senior Convertible Debentures due 2019 (the “Class A Debentures”) or Class B Senior Convertible Debentures due 2019 (the “Class B Debentures,” and together with the Class A Debentures, the “Debentures”). Holders tendering Notes prior to the Early Tender Deadline will be entitled to receive Class A Debentures in the exchange, while Holders tendering Notes after the Early Tender Deadline will be entitled to receive Class B Debentures in the exchange, in each case assuming such Notes are accepted for exchange. The terms of the Class A Debentures and the Class B Debentures will be identical except for the initial conversion price.  The Debentures will not bear interest and will be convertible into shares of the Company’s common stock.  The initial conversion price for the Class A Debentures will be $1.0340.  The initial conversion price for the Class B Debentures will be $1.5510, or 150% of the initial conversion price applicable to the Class A Debentures.

If the Exchange Offer is completed, the Debentures will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.  For more detailed information regarding the Indenture, please see Item 8 of this Application.  The complete terms of the Exchange Offer are contained in the Offering Memorandum and related documents incorporated by reference herein to Exhibits T3E.1 through T3E.4.

The Company intends to rely on Section 3(a)(9) of the Securities Act of 1933, as amended (“the Securities Act”) to exempt the Exchange Offer from the registration requirements of the Securities Act. No sales of securities of the same class as the Debentures have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed.  No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary fees and payments to be made in respect of preparation, printing and mailing of the Offering Memorandum and related documents, the payments of the fees and expenses of the Company’s legal advisors, the engagement of MacKenzie Partners, Inc. as information and exchange agent for the Exchange Offer, a customary financial advisor services fee made to a nationally recognized investment bank for advisory services rendered in connection with the Exchange Offer and the engagement of The Bank of New York Mellon as the Trustee under the Indenture (the “Trustee”). No Holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.     Affiliates

Furnish a list or diagram of all affiliates of the applicants and indicate the respective percentages of voting securities or other bases of control.

(a)          Subsidiaries of the Company

A diagram of the wholly-owned direct or indirect domestic subsidiaries of the Company as of June 9, 2009 is contained in Exhibit 99.1 and incorporated by reference herein.

A diagram of the wholly-owned direct or indirect foreign subsidiaries of the Company as of December 31, 2008 is contained in Exhibit 99.2 and incorporated by reference herein.

(b)          Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”

(c)          Certain persons may be deemed to be “affiliates” of the Company by virtue of their holdings of the voting securities of the Company. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers

List the names and complete mailing addresses of all directors and executive officers of the applicants and all persons chosen to become directors and executive officers.  Indicate all offices held or to be held by each person named.

The following table lists the names and offices held by all directors and executive officers of the Company as of June 22, 2009. The mailing address of each director and executive officer is: c/o E*TRADE Financial Corporation, 135 East 57th Street, New York, NY 10022.

Name	Office
Donald H. Layton	Chairman of the Board and Chief Executive Officer
Michael J. Curcio	EVP & President, E*TRADE Securities
Gregory A. Framke	EVP & Chief Information and Operations Officer
Bruce P. Nolop	Chief Financial Officer
Nicholas A. Utton	EVP & Chief Marketing Officer
Robert A. Druskin	Director
Ronald D. Fisher	Director
Kenneth Griffin	Director
George A. Hayter	Director
Frederick W. Kanner	Director
Michael K. Parks	Director
C. Cathleen Raffaeli	Director
Lewis E. Randall	Director
Joseph L. Sclafani	Director
Donna L. Weaver	Director
Stephen H. Willard	Director

5.     Principal Owners of Voting Securities

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicants.

Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of its voting securities as of June 17, 2009:

Name and Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned(1)
Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603	Common Stock	89,163,729(2)	14.5%

(1)	Percentage of shares beneficially owned are based on 615,352,215 shares of common stock outstanding as of June 11, 2009.

(2)           As disclosed in the Exchange Agreement between the Company and Citadel Equity Fund Ltd. dated as of June 17, 2009 (filed as Exhibit 10.1 of the Company’s Current Report on Form 8-K filed June 17, 2009).

UNDERWRITERS

6.     Underwriters

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered.  As to each person specified in (a), give the title of each class of securities underwritten.

(a)          The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Securities Underwritten
J.P. Morgan Securities Inc. 383 Madison Avenue New York, NY 10179	Common Stock
Sandler O’Neill & Partners, L.P. 919 Third Avenue, 6th Floor New York, NY 10022	Common Stock
E*TRADE Securities LLC 135 East 57th Street New York, NY 10022	Common Stock

(b)          No person is acting as an underwriter of the Debentures proposed to be offered pursuant to the Exchange Offer and issued pursuant to the Indenture.

CAPITAL SECURITIES

7.     Capitalization

(a)          Furnish the following information as to each authorized class of securities of the applicant.

As of May 31, 2009, the Company had the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $0.01 par value per share	1,200,000,000	610,306,151
Preferred Stock	1,000,000	None
8.0% Senior Notes due 2011	$500,000,000	$435,515,000
7.375% Senior Notes due 2013	$600,000,000	$414,665,000
7.875% Senior Notes due 2015	$300,000,000	$243,177,000
12.5% Springing Lien Notes due 2017	$1,936,000,000 (not including capitalized interest)	$2,185,562,500

(b)          Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

Each share of the common stock of the Company issued and outstanding has one vote with respect to all matters submitted to a vote of Stockholders. There are no other outstanding securities with voting rights.

INDENTURE SECURITIES

8.     Analysis of Indenture Provisions

Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

The Debentures will be issued under the Indenture to be entered into between the Company and the Trustee. The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a)          Events of Default; Withholding of Notice

The following events will be defined as “Events of Default” in the Indenture:

(1)           default in the payment of principal of any Debenture when the same becomes due and payable at maturity, upon required repurchase, upon acceleration or otherwise;

(2)           failure by the Company to comply with its obligation to convert the Debentures into shares of common stock or reference property as applicable upon exercise of a Holder’s conversion right;

(3)           failure by the Company to comply with its obligations under Article V (Consolidation, Merger or Sale of Assets) of the Indenture;

(4)           failure by the Company to issue a Fundamental Change Repurchase Right Notice in accordance with Section 3.01 (Repurchase at the Option of the Holder Upon a Fundamental Change) or to comply with its notice requirements under Section 4.11 (Limitation on Asset Sales);

(5)           the Company or any subsidiary guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Debentures (other than a default specified in paragraphs (1), (2), (3) or (4) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Debentures;

(6)           there occurs with respect to any issue or issues of Indebtedness of the Company or any significant subsidiary having an outstanding principal amount of $20 million or more in the aggregate for all such issues of all such persons, whether such Indebtedness now exists or shall hereafter be created, (A) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration or (B) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended;

(7)           any final judgment or order (not covered by insurance), that is non-appealable, for the payment of money in excess of $20 million in the aggregate for all such final judgments or orders against all such persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any significant subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed $20 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(8)           a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any significant subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any significant subsidiary or for all or substantially all of the property and assets of the Company or any significant subsidiary or (C) the winding up or liquidation of the affairs of the Company or any significant subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(9)           the Company or any significant subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any significant subsidiary or for all or substantially all of the property and assets of the Company or any significant subsidiary or (C) effects any general assignment for the benefit of creditors;;

(10)         failure by any broker dealer regulated subsidiary that is a significant subsidiary to meet the minimum capital requirements imposed by applicable regulatory authorities, and such condition continues for a period of 30 days after the Company or such broker dealer regulated subsidiary first becomes aware of such failure;

(11)        failure by any bank regulated subsidiary that is a significant subsidiary to be at least “adequately capitalized,” as defined in regulations of applicable regulatory authorities; provided that an Event of Default under this clause (10) shall not have occurred until (x) 45 days from the time that such bank regulated subsidiary has notice or is deemed to have notice of such failure unless a capital restoration plan has been filed the with OTS within that time (y) the expiration of a 90-day period commencing on the earlier of the date of initial submission of a capital restoration plan to the OTS (unless such capital plan is approved by the OTS before the expiration of such 90-day period or, if the OTS has notified the Company that it needs additional time to determine whether to approve such capital plan, in which case such 90-day period shall be extended until the OTS determines whether to approve such capital plan, such capital plan is approved by the OTS upon the expiration of such extended period);

(12)          if the Company or any of its subsidiaries that holds capital stock of a broker dealer regulated subsidiary that is a significant subsidiary shall become ineligible to hold such capital stock by reason of a statutory disqualification or otherwise;

(13)          the SEC shall revoke the registration of any broker dealer regulated subsidiary that is a significant subsidiary as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any such broker dealer regulated subsidiary shall fail to maintain such registration;

(14)          the examining authority (as defined in Rule 15c3-1 of the Exchange Act) for any broker dealer regulated subsidiary that is a significant subsidiary shall suspend (and shall not reinstate within 10 days) or shall revoke such broker dealer regulated subsidiary’s status as a member organization thereof;

(15)          the occurrence of any event of acceleration in a subordination agreement, as defined in Appendix D to Rule 15c3-1 of the Exchange Act, to which the Company or any broker dealer regulated subsidiary that is a significant subsidiary is a party;

(16)          any subsidiary guarantor that is a significant subsidiary repudiates its obligations under its Debenture Guarantee or, except as permitted by the Indenture, any Debenture Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect; or

(17)          failure of the Company to comply with its “Maintenance of Capitalization” covenant.

If an Event of Default (other than an Event of Default specified in paragraphs (8) or (9) above that occurs with respect to the Company or any subsidiary guarantor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Debentures, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of the Debentures to be immediately due and payable. Upon a declaration of acceleration, such principal shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in paragraph (6) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to paragraph (6) above shall be remedied or cured by the Company or the relevant significant subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.  If an Event of Default specified in paragraphs (8) and (9) above occurs with respect to the Company, the principal of the Debentures then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.  The Holders of at least a majority in principal amount of the outstanding Securities by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of the Debentures that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

With respect to the Debentures, the Holders of at least a majority in aggregate principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Debentures not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Debentures of that series.

A Holder of any Debenture of any series may not institute any proceeding, judicial or otherwise, with respect to this Indenture or that series of Debentures, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Debentures make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in aggregate principal amount of the outstanding Debentures under the Indenture do not give the Trustee a direction that is inconsistent with the request within such 60-day period.

However, such limitations do not apply to the right of any Holder of a Debenture to receive payment of the principal of such Debenture or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Debentures, which right shall not be impaired or affected without the consent of the Holder.

The Company covenants that if default is made in the payment of the principal of any Debenture at the maturity thereof, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal at the rate borne by the Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

The Indenture provides that if any default occurs and is continuing and is known to the Trustee, the Trustee will mail notice of the default to each Holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of any Debenture or a conversion default, the Trustee may withhold the notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding the notice is in the interest of the Holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. The Company is also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action the Company is taking or proposing to take in respect thereof.

(b)          Authentication and Delivery of New Notes; Use of Proceeds

The Debentures shall be executed on behalf of the Company by its Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President or one of its Vice Presidents, Treasurer or Assistant Treasurer, or the Secretary or any Assistant Secretary. The signature of any of these officers on the Debentures may be manual or facsimile.

At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Debentures executed by the Company to the Trustee for authentication; and the Trustee shall authenticate and deliver such Debentures as in the Indenture provided and not otherwise.

There will be no proceeds from the issuance of the Debentures because the Debentures are being issued in exchange for the Notes.

(c)          Release and Substitution of Property Subject to the Lien of the Indenture

The Debentures are not secured by any lien on property.

(d)          Satisfaction and Discharge of the Indenture

The Company’s obligations under the Debentures and the Indenture, and each subsidiary guarantor’s obligations under its Debentures Guarantee, will terminate if:

(i)       either:

(A)       all Debentures that have been authenticated and delivered (other than (1) destroyed, lost or stolen Debentures that have been replaced, and (2) Debentures for whose payment money or Debentures have theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation and the Company has paid all sums payable under the Indenture; or

(B)         all Debentures have become due and payable, and the Company has irrevocably deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders, or delivered to the Holders, as applicable, money or U.S. Government Obligations, or shares of common stock deliverable upon conversion, as applicable, sufficient, to pay principal, premium, if any, and shares of common stock deliverable upon conversion, if applicable, on the Debentures to the date of maturity or repurchase and all other sums payable under the Indenture;

(ii)      no Default or Event of Default shall have occurred and be continuing on the date of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Indenture or any other instrument to which the Company or any subsidiary guarantor is a party or by which the Company or any subsidiary guarantor is bound;

(iii)     the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Debentures at maturity or the repurchase date, as applicable; and

(iv)     the Company delivers to the Trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the Indenture have been complied with.

The Company may, subject as provided in the Indenture, be released from their respective obligations to comply with, and shall have no liability in respect of any term, condition or limitation, set forth in Sections 4.03 (Limitation of Indebtedness and Issuances of Preferred Stock), 4.04 (Limitation on Restricted Payments), 4.05 (Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries or Regulated Subsidiaries), 4.06 (Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries or Regulated Subsidiaries), 4.07 (Future Subsidiary Guarantees), 4.08 (Limitation on Transactions with Shareholders and Affiliates), 4.09 (Limitation on Liens), 4.10 (Limitation on Sale-Leaseback Transactions), 4.11 (Limitation on Asset Sales), 4.13 (Limitation on Lines of Business), and 4.19 (Maintenance of Capitalization), clauses (c) and (d) of Section 5.01 (Consolidation, Merger and Sale of Assets), clauses (c) and (d) of Section 6.01 (Events of Default) with respect to such clauses (c) and (d) of Section 5.01 and Section 4.11, clause (e) of Section 6.01 with respect to such above-mentioned covenants contained in Article 4, and clauses (f) and (g) of Section 6.01 shall not constitute an Event of Default under Section 6.01 if:

(a)           the Company has irrevocably deposited in trust with the Trustee, as trust funds solely for the benefit of the Holders, money and/or U.S. government obligations or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certificate thereof delivered to the Trustee, without consideration of any reinvestment, to pay principal of, premium, if any, on the Debentures to maturity or repurchase, as the case may be, provided that any repurchase before maturity has been irrevocably provided for under arrangements satisfactory to the Trustee;

(b)           immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound;

(c)           the Company has delivered to the Trustee an opinion of counsel to the effect that the defeasance trust is not required to register as an investment company under the Investment Company Act of 1940 and, after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(d)           the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance have been complied with; and

(e)           the Company has delivered to the Trustee an opinion of counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case if such deposit and defeasance had not occurred.

Except as specifically stated above, none of the Company’s obligations under the Indenture, including without limitation, the Company’s obligation to convert the Debentures pursuant to Article 12 (Conversion of Securities), will be discharged.

(e)          Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Securities and Exchange Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Securities and Exchange Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act, provided that the Company need not file such reports or other information if, and so long as, it would not be required to do so pursuant to Rule 12h-5 under the Exchange Act. The Company will also comply with the other provisions of Section 314(a) of the TIA. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on officers’ certificates).

In connection with a consolidation, merger or sale of assets, the Company shall deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with.

Officers of the Company must certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and Regulated Subsidiaries and the Company’s and its Restricted Subsidiaries’ and its Regulated Subsidiaries’ performance under this Indenture and that, to their knowledge, the Company has fulfilled all obligations hereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action the Company is taking or proposes to take in respect thereof.  Such certificate shall contain a certification from the principal executive officer, principal financial officer or principal accounting officer of the Company as to his or her knowledge of the Company’s compliance with all conditions and covenants under this Indenture. Such compliance shall be determined without regard to any period of grace or requirement of notice provided under this Indenture. If any of the officers of the Company signing such certificate has knowledge of such a Default or Event of Default, the certificate shall describe any such Default or Event of Default and its status. The first certificate to be delivered shall be for the first fiscal year beginning after the execution of this Indenture.

The Company shall also deliver to the Trustee, within 90 days after the end of each fiscal year, beginning with the fiscal year in which this Indenture was executed, a certificate signed by the Company’s independent certified public accountants stating (i) that their audit examination has included a review of the terms of this Indenture and the Securities as they relate to accounting matters, (ii) that they have read the most recent officers’ certificate delivered to the Trustee pursuant to the preceding paragraph and (iii) whether, in connection with their audit examination, anything came to their attention that caused them to believe that the Company was not in compliance with any of the terms, covenants, provisions or conditions of Article 4 (“Covenants”) and Section 5.01 (“Consolidation, Merger and Sale of Assets”) of this Indenture as they pertain to accounting matters and, if any Default or Event of Default has come to their attention, specifying the nature and period of existence thereof; provided that such independent certified public accountants shall not be liable in respect of such statement by reason of any failure to obtain knowledge of any such Default or Event of Default that would not be disclosed in the course of an audit examination conducted in accordance with generally accepted auditing standards in effect at the date of such examination. The Company shall not be required to comply with the foregoing clause (b) with respect to any fiscal year if such compliance would be contrary to the recommendations of the American Institute of Certified Public Accountants so long as the Company delivers to the Trustee within 90 days after the end of such fiscal year an officer’s certificate stating that such compliance would be so contrary and any facts particular to the Company that may have caused such compliance to be so contrary.

9.     Other Obligors

Give the name and complete mailing address of any person, other than the applicants, who is an obligor upon indentured securities.

The obligors on the Debentures are the Company and its subsidiary guarantors, if any.

Contents of application for qualification. This application for qualification comprises:

(a)          Pages numbered 1 to 11, consecutively.

(b)          The statement of eligibility and qualification on Form T−1 of The Bank of New York Mellon, as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)          The following Exhibits in addition to those filed as part of the Form T−1 statement of eligibility and qualification of the Trustee:

Exhibit T3A.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed May 22, 2008).

Exhibit T3B.1
Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed November 9, 2000 and Exhibit 3.2 to the Company’s Current Report on Form 8-K filed May 22, 2008).

Exhibit T3C	Form of Indenture between the Company and The Bank of New York Mellon, as Trustee

Exhibit T3D	Not applicable.

Exhibit T3E.1*	Offering Memorandum and Consent Solicitation Statement dated June 22, 2009

Exhibit T3E.2*	Letter of Transmittal dated June 22, 2009

Exhibit T3E.3*	Notice of Guaranteed Delivery dated June 22, 2009

Exhibit T3E.4	Press Release of the Company dated June 17, 2009 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed June 17, 2009)

Exhibit T3F	Cross−reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 is not filed herein since none of the provisions of the Form of Indenture between the Company and the Bank of New York Mellon, as Trustee were inserted pursuant to Sections 310 through 318(a) of the Trust Indenture Act of 1939, as amended because those provisions have not required such insertion since the effective date of the Trust Indenture Reform Act of 1990.

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T−1.

Exhibit 99.1*	Wholly-owned direct or indirect domestic subsidiaries of the Company as of June 9, 2009.

Exhibit 99.2*	Wholly-owned direct or indirect foreign subsidiaries of the Company as of December 31, 2008.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, E*TRADE Financial Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 22nd day of June, 2009.

(Seal)

E*TRADE Financial Corporation

By:	/s/ Donald H. Layton
	Name:	Donald H. Layton
	Title:	Chairman & CEO

Attest:

By:	/s/ Karl A. Roessner
	Name:	Karl A. Roessner
	Title:	EVP & General Counsel